U.S SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):

( )Form 10-K ( )Form 20-F ( )Form 11-k ( )Form 10-Q (X)Form N-SAR

For Period Ended:  August 31, 1996

( )Transition Report on Form 10-K

( )Transition Report on Form 20-F
( )Transition Report on Form 11-K
( )Transition Report on Form 10-Q
(Transition Report on Form N-SAR
For the Transition Period Ended:

PART I - REGISTRATION INFORMATION
Full Name of Registrant:
	Copley Fund, Inc.

Address of Principal Executive Office (Street and Number)
	245 Sunrise Ave

City, State and Zip Code
	Palm Beach, FL 33480

PART II-RULES 12b-25 (b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [ 23,047], the following should be completed.
(Check box if appropriate)

X	(a) The reasons described in reasonable detail in Part III 	of this form
could not be eliminated without unreasonable 	effort or expense.

	(b) The subject annual report, semi-annual report, transition report on Form
 10-K, Form 	20-F, 11-K or Form N-SAR, or portion thereof will be filed on or
 before the fifteenth 	calendar day following the prescribed due date; or the
 subject quarterly report or 	transition report on Form 10-Q, or portion
 thereof will be filed on or before the fifth 	calendar day following the
 prescribed due date; and [Amended in Release No. 34-26589 	( 72,435),
 effective April 12, 1989, 54 F.R. 10306.]

	(c) The accountant's statement or other exhibit required by Rule 12b-25(c)
 has been 	attached if applicable.

PART III - NARRATIVE
	Because of the press of other business, registrant's officers have not had sufficient time to review the N-SAR form with their accountants, transfer agent and counsel, all of which are located in different cities. This review is necessary in order to assure an accurate report.

PART IV - OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

	Thomas C. Henry, Esquire   (410) 822-4456

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is
 no, identify report(s).   	(X) Yes	( ) No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
 thereof?	( )Yes	(X) No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Copley Fund, Inc.

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  October 15, 1996

By:    /s/ Eileen Joinson, Secretary
	  Eileen Joinson, Secretary